Exhibit 99.1

YANDEX ANNOUNCES RESULTS OF

2021 ANNUAL GENERAL MEETING OF SHAREHOLDERS AND CLASS A MEETING

MOSCOW and AMSTERDAM, Netherlands — June 28, 2021 — Yandex N.V. (NASDAQ and MOEX: YNDX), one of Europe’s largest internet companies and the leading search and ride-hailing provider in Russia, today announced that all resolutions proposed at Yandex’s 2021 Annual General Meeting of Shareholders (the “AGM”) and the meeting of the holders of Class A Ordinary Shares, both held on Monday, June 28, 2021, have been approved.

Yandex also announced three re-appointments to its Board of Directors. Each of John Boynton, Esther Dyson and Ilya Strebulaev were re-appointed as non-executive members of the Board of Directors, each for a four-year term. Yandex also announced that Alexander Moldovan was appointed as a non-executive member of the Board of Directors for a four-year term.

The total number of Class A shares eligible to vote at the AGM was 321,153,661, with a total of 321,153,661 voting rights; the total number of Class B shares was 35,708,674, with a total of 357,086,740 voting rights. Each Class A share carries one vote; each Class B share carries ten votes. The Class A shares and Class B shares voted together as a single class on all matters at the AGM.

Meeting of the holders of the Class A Ordinary Shares

Proposal – Merger of Yandex N.V. and Yandex.Market B.V.

The below are the results regarding the proposal to approve the legal merger of Yandex B.V. and Yandex.Market B.V.:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
242,562,405	16,444	392,466

Yandex’s 2021 Annual General Meeting of Shareholders

Proposal One — Approval of the 2020 statutory accounts

The below are the results regarding the proposal to approve the 2020 statutory accounts of Yandex:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
590,483,284	1,316,094	4,506,677

Proposal Two — Discharge of directors

The below are the results regarding the proposal to grant discharge to the directors for their management during the 2020 financial year:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
575,907,271	15,936,061	4,462,723

Proposal Three — Re-appointment of John Boynton

The following Director was re-appointed to serve as a non-executive member of the Board of Directors for a four-year term:

Director	Number of Votes For	Number of Votes Against	Number of Votes Abstained
John Boynton	493,395,092	97,570,084	5,340,879

Proposal Four – Re-appointment of Esther Dyson

The following Director was re-appointed to serve as a non-executive member of the Board of Directors for a four-year term:

Director	Number of Votes For	Number of Votes Against	Number of Votes Abstained
Esther Dyson	509,796,050	82,838,059	3,671,946

Proposal Five – Re-appointment of Ilya Strebulaev

The following Director was re-appointed to serve as a non-executive member of the Board of Directors for a four-year term:

Director	Number of Votes For	Number of Votes Against	Number of Votes Abstained
Ilya Strebulaev	588,104,589	3,989,799	4,211,667

Proposal Six – Appointment of Alexander Moldovan

The following Director was appointed to serve as a non-executive member of the Board of Directors, for a four-year term:

Director	Number of Votes For	Number of Votes Against	Number of Votes Abstained
Alexander Moldovan	588,662,995	3,374,534	4,268,526

Proposal Seven – Appointment of Auditor

The below are the results regarding the proposal to appoint AO PricewaterhouseCoopers Audit and PricewaterhouseCoopers International Limited as auditors of Yandex N.V.’s consolidated financial statements for the 2021 financial year, and PricewaterhouseCoopers Accountants N.V. as the external auditors of Yandex N.V.’s statutory annual accounts for the 2021 financial year:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
593,367,585	267,732	2,670,738

Proposals Eight, Nine and Ten — General designations and authorizations of the Board of Directors

The below are the results regarding the proposal to authorize the Board of Directors to issue Class A shares up to an additional 20% of the issued share capital (excluding Class C shares) of the Company for a period of five years from the date of the AGM:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
499,884,225	92,679,796	3,742,034

The below are the results regarding the proposal to designate the Board of Directors as the competent body to exclude pre-emptive rights of the existing shareholders in respect of the issue of Class A shares for a period of five years from the date of the AGM:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
457,856,170	135,629,881	2,820,004

The below are the results regarding the proposal to authorize the Board of Directors for a period of 18 months to repurchase shares in the capital of the Company up to 20% of the issued share capital from time to time, in the case of Class A shares, against a purchase price equal to the market price on the Nasdaq Global Select Market of the Class A shares at the time of the repurchase:

Number of Votes For	Number of Votes Against	Number of Votes Abstained
503,439,047	90,027,792	2,839,216

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For further information, please visit http://company.yandex.com or contact:

Yandex N.V.

Investor Relations

Yulia Gerasimova

Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru

Press Office:

Ilya Grabovskiy

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru

About Yandex N.V.

Yandex (NASDAQ and MOEX: YNDX) is a technology company that builds intelligent products and services powered by machine learning. Our goal is to help consumers and businesses better navigate the online and offline world. Since 1997, we have delivered world-class, locally relevant search and information services. Additionally, we have developed leading on-demand transportation services, navigation products, and other mobile applications for millions of consumers across the globe. Yandex, which has over 30 offices worldwide, has been listed on the NASDAQ since 2011 and Moscow Exchange since 2014.

More information on Yandex can be found at https://yandex.com/company